P.E. 2/7/02

02013897

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 7, 2002

Swedish Match AB
(Translation of Registrant's Name Into English)

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press Release dated February 6, 2002: "Tuve Johannesson and Arne Jurbrant proposed as members of the Board of Directors of Swedish Match AB"

LNDOCS01/66487.2

SWEDISH MATCH

PRESS RELEASE

Nasdaq: SWMAY Stockholmsbörsen: SWMA

February 6th, 2002

Tuve Johannesson and Arne Jurbrant proposed as members of the Board of Directors of Swedish Match AB

At the forthcoming Annual General Meeting the Nominating Committee in Swedish Match AB will propose Tuve Johannesson, 59 and Arne Jurbrant, 59 as new members of the Board of Directors. Bernt Magnusson (Chairman), Jan Blomberg, Lennart Sundén (CEO), Meg Tivéus and Klaus Unger will be proposed for re-election. Anders Lannebo and Arne Bennborn have declined re-election.

Tuve Johannesson has been working internationally for the Tetrapak Group during many years in subsidiaries in South Africa and Australia, within the Group Management Team, and as one of the Board of Directors. He has held the position as CEO in VME, now VCE (Volvo Constructing Equipment), world leader in construction machinery. Also, he was President of Volvo Car Corp. during five years, from 1995. Today Tuve Johannesson is the Chairman of the Board of Directors of EcoLean AB and Gorthon Lines AB, as well as a member of the Board of Directors in SEB, IFS and Cardo.

Arne Jurbrant has had a long and successful career in the Philip Morris subsidiary Kraft Foods (owner of Freia Marabou and Gevalia among others). Since 1980 he has been President of Kraft Foods subsidiaries in Sweden, Denmark and Norway. He was President of Kraft Foods Norden from 1993-2001.

"Tuve Johannesson has a solid experience and knowledge of international business, also from developing countries, and Arne Jurbrant will contribute with valuable knowledge concerning fast moving consumer goods", says Bernt Magnusson, Chairman of the Nominating Committee. Both Jurbrant and Johannesson have experience of building and maintaining strong brands and have demonstrated strategic insight in processes related to acquisitions, mergers and alliances. "These are characteristics that the Committee has taken into consideration in this proposal to the AGM", says Magnusson.

For further information, please contact:

Bernt Magnusson, Chairman of the Board *office +46 8 679 93 22*
mobile +46 70 209 69 53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: February 7, 2002

By: /s/ Lennart Sundén
Name: Lennart Sundén
Title: President and Chief Executive Officer